U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

                         SEC File Number: 033-67536-A
                    CUSIP Number: Common     313142 10 1
                                 Warrant     313142 11 9
                                 Units  313142 20 0


     [X]  Form 10-KSB

          For Period Ended: May 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

     Full Name of Registrant: Federal Affordable Housing Corporation Former Name if Applicable:

     Address of Principal Executive Office:

               1616 Gulf-to-Bay Boulevard
               Clearwater, FL 34615

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[X] (c) The accountant`s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

The Registrant announced in April, 1997, the execution and delivery of a letter of intent providing for the acquisition by the Registrant of certain real estate assets and the issuance of a controlling block of its stock. Delays have resulted and the Registrant`s independent auditor did not start its audit work until recently and some confirmations have not been received.

he extra time and effort needed by the Registrant`s auditors to examine the Registrant's books and records and financial statements in a timely manner could not be eliminated without unreasonable effort or expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

   Richard E. Metz                           (813) 446-7981
      (Name)                                 (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the Regisrant was required to file such report(s) been filed?  If the answer is
no, identify report(s).                           [x] Yes
                                                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes
                                                  [x] No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                            SIGNATURES


Federal Affordable Housing Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   FEDERAL AFFORDABLE HOUSING
                                   CORPORATION



Date: September 2, 1997               By /s/ Richard E. Metz
                                        Richard E. Metz

                                   Its President



INSTRUCTION:   The Form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature.



                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


Attachment:    Statement, dated September 2, 1997, by M. Daily, CPA,
               purusant to Rule 12b-25(c).


                    Attachment to Form 12b-25


                         J. MICHAEL DAILY
               J. Michael Daily & Associates, CPA's
                Belleair Oaks Professional Centre
                  2240 Belleair Road, Suite 140
                       Clearwater, FL 34624

                        September 2, 1997


                            STATEMENT

            for Form 12b-25 Pursuant to Rule 12b-25(c)


     Re:  Federal Affordable Housing Corporation
 Form 12b-25   Notification of Late Filing of Form 10-KSB for Fiscal Year Ended
 May 31, 1997


The Registrant executed a letter of intent shortly before the end of its fiscal year providing for the acquisition of the Registrant, if certain conditions could be met. Although a binding agreement has not been executed, there was a delay in commencing the audit work for fiscal 1997, and as a result of such delay, some confirmations have not been received.

                              J. Michael Daily
                              /s/ J. Michael Daily